Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands of U.S. dollars except ratios)

		Fiscal year ended December 31

		2010		2009		2008		2007		2006
Earnings per Financial Statements	$	3,107,938	$	2,548,929	$	1,197,065	$	2,578,098	$	2,305,169
Add:
Provision for income taxes		559,177		527,627		370,052		575,475		523,267
Fixed charges		251,287		252,782		255,704		198,722		199,811

Earnings for Computation	$	3,918,402	$	3,329,338	$	1,822,821	$	3,352,295	$	3,028,247

Fixed Charges
Interest Expense	$	223,682	$	224,858	$	230,030	$	174,870	$	175,698
One third of payments under operating leases		27,605		27,924		25,674		23,852		24,113

Total Fixed Charges	$	251,287	$	252,782	$	255,704	$	198,722	$	199,811

Ratio of Earnings to Fixed Charges		15.6		13.2		7.1		16.9		15.2

Preferred Share Dividends	$	-	$	-	$	23,921	$	44,851	$	44,851

Total Fixed Charges and

Preferred Share Dividends	$	251,287	$	252,782	$	279,625	$	243,573	$	244,662

Ratio of Earnings to Fixed Charges and
Preferred Share Dividends		15.6		13.2		6.5		13.8		12.4

(1)   The Company recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e. excluded from interest expense).